EXHIBIT 99.1

News release

25 July 2019

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2019

RELX, the global provider of information-based analytics and decision tools, reports continued underlying growth in revenue, operating profit and earnings in the first half of 2019, and reaffirms the full year outlook.

Highlights

•  Revenue £3,888m +6%, underlying growth +3%

•  Adjusted operating profit £1,240m +8%, underlying growth +4%

•  Adjusted EPS 45.9p +12%, constant currency growth +8%

•  Reported operating profit £1,048m +8%

•  Reported EPS 39.9p +17%

•  Interim dividend 13.6p +10%

•  Strong financial position and cash flow, net debt/EBITDA 2.6x (2.3x excluding leases and pensions)

•  Completed 8 acquisitions for a total consideration of £246m

•  £400m of share buybacks completed in H1, further £200m to be deployed in H2

Outlook

•  The full year outlook is unchanged. As we enter the second half of 2019 key business trends for the full year are in line with the full year 2018. We remain confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis in 2019

Commenting on the results, Sir Anthony Habgood, Chairman, said:

“Our continued positive overall development was reflected in strong first half earnings. Adjusted earnings per share grew +12% in sterling, +8% at constant currencies, and we have announced an increase in the interim dividend of +10%.”

Chief Executive Officer, Erik Engstrom, commented:

“RELX continued to make good progress in the first half of 2019, with underlying revenue and adjusted operating profit growth across all four business areas, and recent acquisitions performing well. As we enter the second half of 2019 key business trends for the full year are in line with the full year 2018.”

“Our number one strategic priority is unchanged: the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, supplemented by selective acquisitions of targeted data, analytics and exhibition assets that support our organic growth strategies.”

RELX 2019 I Interim Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue £3,888m (£3,653m) +6%; underlying growth +3%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (92% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit £1,240m (£1,149m) +8%; underlying growth +4%: Growth was driven by revenue growth and continued operating process innovation.

Reported operating profit £1,048m (£969m) +8%: Reported operating profit includes amortisation of acquired intangible assets of £147m and acquisition-related costs of £38m.

Interest and tax: Adjusted net interest expense was £97m (£95m), and adjusted tax was £248m (£234m). The adjusted effective tax rate was 21.7%, in line with full year 2018. Reported net interest was £103m (£100m), and reported tax was £223m (£192m).

Adjusted EPS 45.9p (41.1p) +12%, constant currency growth +8%

Reported EPS 39.9p (34.1p) +17%: Reported EPS includes gains on disposals and other non-operating items of £57m.

Dividend: We have announced an interim dividend of 13.6p (12.4p) +10%.

Net debt/EBITDA 2.6x (2.5x) including leases and pensions: Net debt, including leases as per IFRS 16, was £6.6bn (£6.2bn) at 30 June 2019. The increase in the net debt/EBITDA ratio reflects a higher pension deficit compared to 30 June 2018. The adjusted cash flow conversion rate was 94% (93%), with capital expenditure as a percentage of revenues of 4%. Excluding leases and pensions, net debt/EBITDA was 2.3x (2.3x).

Portfolio development: In the first half of 2019 we completed 8 acquisitions of content, data analytics and exhibition assets for a total consideration of £246m, and disposed of 5 assets for a total of £45m.

Share buybacks: We deployed £400m on share buybacks in the first half of 2019, and we intend to deploy a further £200m in the second half, bringing the full year total to the previously announced £600m. Of the £200m second half total, £50m has already been completed since 1 July 2019.

RELX 2019 I Interim Results 3

Operating and financial review

RELX FINANCIAL SUMMARY

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	3,888	3,653	+6%	+2%	+3%

Adjusted operating profit	1,240	1,149	+8%	+4%	+4%
Adjusted operating margin	31.9%	31.5%

Reported operating profit	1,048	969	+8%

Adjusted net interest expense	(97)	(95)

Adjusted profit before tax	1,143	1,054	+8%	+5%

Adjusted tax	(248)	(234)
Non-controlling interests	—	(2)

Adjusted net profit	895	818	+9%	+6%

Reported net profit	779	678	+15%

Reported net margin	20.0%	18.6%

Adjusted earnings per share	45.9p	41.1p	+12%	+8%

Reported earnings per share	39.9p	34.1p	+17%

Net borrowings	6,640	6,200

Ordinary dividend per share	13.6p	12.4p	+10%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2018 we also excluded exceptional tax credits. Reconciliations between the reported and adjusted figures are set out on page 29. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2018 full-year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission.

RELX 2019 I Interim Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
REVENUE
Scientific, Technical & Medical	1,244	1,193	+4%	+1%	+1%
Risk & Business Analytics	1,149	1,020	+13%	+7%	+7%
Legal	811	783	+4%	0%	+2%
Exhibitions	684	657	+4%	+2%	+5%

Total	3,888	3,653	+6%	+2%	+3%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	445	426	+4%	+2%	+2%
Risk & Business Analytics	422	374	+13%	+6%	+8%
Legal	149	142	+5%	+2%	+5%
Exhibitions	231	214	+8%	+5%	+1%
Unallocated items	(7)	(7)

Total	1,240	1,149	+8%	+4%	+4%

RELX 2019 I Interim Results 5

Operating and financial review

Scientific, Technical & Medical

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	1,244	1,193	+4%	+1%	+1%

Adjusted operating profit	445	426	+4%	+2%	+2%
Adjusted operating margin	35.8%	35.7%

85% of revenue electronic and face-to-face

Key business trends remained positive, with the underlying revenue growth rate in the first half of 2019 impacted by phasing differences in the prior year.

Underlying revenue growth was +1% in the first half of 2019 following growth of +3% in the same period of the prior year, and +2% in the full year 2018 as the favourable first half phasing differences last year unwound in the second half. The reported revenue growth rate of +4% benefited from the strength of the US dollar versus sterling.

Underlying adjusted operating profit growth was +2%, slightly ahead of underlying revenue growth.

Electronic revenues saw continued good growth, partially offset by print declines. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms.

The number of article submissions and articles published in our subscription journals continued to grow strongly. Our open access publishing programme, which now includes over 270 dedicated open access journals, saw its growth rate in articles submitted and published accelerate further as we continue to gain market share.

Databases & tools continued to drive growth across market segments through enhanced functionality and content development.

Print book revenues were down in the first half of 2019 in a market that declined in line with historical trends. This compares to an unusual period of stable revenues in the first half of the prior year, before a reversion to historical rates of decline in the second half of 2018. Print pharma promotion revenues continued to decline.

Full year 2019 outlook: Our customer environment remains largely unchanged from recent years, and we expect another year of modest underlying revenue growth, with underlying operating profit growth exceeding underlying revenue growth.

RELX 2019 I Interim Results 6

Operating and financial review

Risk & Business Analytics

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	1,149	1,020	+13%	+7%	+7%

Adjusted operating profit	422	374	+13%	+6%	+8%
Adjusted operating margin	36.7%	36.7%

99% of revenue electronic and face-to-face

Strong underlying revenue growth continued in the first half of 2019.

Underlying revenue growth was +7%. The reported revenue growth rate of +13% benefited from the strength of the US dollar versus sterling.

Underlying adjusted operating profit growth was slightly ahead of underlying revenue growth as we continued to pursue our strategy, with a primary focus on organic development.

In Insurance, we continued to drive growth through the roll-out of enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. US market conditions were not quite as positive as in the prior year’s strong first half. The market growth contribution was more in line with the second half of 2018, and gradually improved through the period. International initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk continued to drive strong growth in a US and international market environment that was broadly in line with historical trends. After a period of variability in transactional volumes, Business Services growth rate returned to historical levels from the middle of the first half.

In Data Services, organic development of innovative new products and expansion of the range of decision tools drove strong growth in all key market verticals. In Government, we continued to drive customer value through the introduction of sophisticated analytics.

The integration of the prior year’s acquisitions, including ThreatMetrix, SST and Safe Banking Systems, progressed in line with expectations, and the businesses are performing well.

Full year 2019 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong. We expect revenue growth trends for the full year to be in line with full year 2018, and we expect underlying operating profit growth to continue to broadly match underlying revenue growth.

RELX 2019 I Interim Results 7

Operating and financial review

Legal

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	811	783	+4%	0%	+2%

Adjusted operating profit	149	142	+5%	+2%	+5%
Adjusted operating margin	18.4%	18.1%

86% of revenue electronic and face-to-face

Underlying revenue growth in the first half of 2019 in line with the prior year.

Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes. The reported revenue growth rate of +4% benefited from the strength of the US dollar versus sterling.

Underlying adjusted operating profit growth was ahead of underlying revenue growth at +5% reflecting continued efficiency gains. The increase in operating profit margin reflects ongoing organic process improvements as we enter the latter stages of systems decommissioning.

The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines.

The new platform roll-out is nearing completion across all markets, enabling the release of broader datasets and further roll-out of our market-leading legal analytics.

Full year 2019 outlook: Trends in our major customer markets are unchanged, and we expect another year of modest underlying revenue growth. We expect good underlying operating profit growth to continue.

RELX 2019 I Interim Results 8

Operating and financial review

Exhibitions

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	684	657	+4%	+2%	+5%

Adjusted operating profit	231	214	+8%	+5%	+1%
Adjusted operating margin	33.8%	32.6%

100% of revenue face-to-face and electronic

Underlying revenue growth rates exclude exhibition cycling and timing effects

Strong underlying revenue growth in the first half of 2019, in line with the first half of the prior year.

Underlying revenue growth was +5%. Constant currency growth was +2%, with cycling-out and timing effects of -6% partly offset by portfolio changes.

Underlying adjusted operating profit growth was +1% reflecting cycling-out effects, with constant currency growth of +5%.

In the first half of 2019 we continued to pursue organic growth opportunities, launching 25 new events and piloting and rolling out further data analytics initiatives.

Market conditions were good in Europe and the US, and remained strong in China. In Japan local venue capacity constraints associated with the Tokyo Olympics started to have a negative impact in Q2. As previously stated, this could reduce the overall divisional underlying revenue growth rate by around one percentage point this year and next.

Mack Brooks, a leading organiser of over 30 highly complementary events across key geographies and industrial verticals, was acquired in the first half of 2019, and integration is proceeding as planned.

Full year 2019 outlook: We expect underlying revenue growth trends to continue in line with the prior year, the above temporary venue constraints aside, and we expect cycling-out effects to reduce the reported revenue growth rate by around five percentage points.

RELX 2019 I Interim Results 9

Operating and financial review

FINANCIAL REVIEW: REPORTED AND ADJUSTED FIGURES

	Six months ended 30 June
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Reported figures
Revenue	3,888	3,653	+6%	+2%
Operating profit	1,048	969	+8%
Profit before tax	1,002	872	+15%
Net profit attributable to RELX PLC shareholders	779	678	+15%
Net margin	20.0%	18.6%
Earnings per share	39.9p	34.1p	+17%

Adjusted figures
Revenue	3,888	3,653	+6%	+2%	+3%
Operating profit	1,240	1,149	+8%	+4%	+4%
Operating margin	31.9%	31.5%
Profit before tax	1,143	1,054	+8%	+5%
Net profit attributable to RELX PLC shareholders	895	818	+9%	+6%
Net margin	23.0%	22.4%
Earnings per share	45.9p	41.1p	+12%	+8%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2018 we also excluded exceptional tax credits. Reconciliations between the reported and adjusted figures are set out on page 29. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2018 full-year average and hedge exchange rates.

Revenue

Underlying growth of revenue was 3%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Exhibition cycling and timing effects reduced revenue growth by 1%, and acquisitions and disposals had a net nil impact on revenue growth. The impact of currency movements was to increase revenue by 4%, principally due to the US dollar being stronger against sterling on average during the first half of 2019.

Reported revenue, including the effects of exhibition cycling and timing, portfolio changes and currency movements, was £3,888m (2018: £3,653m), up 6%.

RELX 2019 I Interim Results 10

Operating and financial review

Profit

Underlying adjusted operating profit grew ahead of revenue at 4%, reflecting the benefit of process innovation across the Group. Acquisitions and disposals had a net nil impact on adjusted operating profit. Currency effects increased adjusted operating profit by 4%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £1,240m (2018: £1,149m), up 8%.

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £1,048m (2018: £969m). The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, slightly increased to £147m (2018: £142m). Acquisition-related costs were £38m (2018: £32m).

Underlying operating cost growth was 1%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions continue to be taken across our businesses to improve cost-efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by 6%.

The overall adjusted operating margin of 31.9% was 0.4 percentage points higher than in the prior period. On an underlying basis, including cycling and timing effects, the margin improved by 0.5 percentage points. Acquisitions and disposals had a net nil impact on adjusted operating margin and currency effects decreased the margin by 0.1 percentage points.

Adjusted interest expense, excluding the net pension financing charge of £6m (2018: £5m), was £97m (2018: £95m).

Adjusted profit before tax was £1,143m (2018: £1,054m), up 8%.

The adjusted effective tax rate on adjusted profit before tax was 21.7%, in line with the rate for the full year 2018, but 0.5 percentage points lower than the rate for the first half of 2018 of 22.2%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The reported tax charge was £223m (2018: £192m).

The adjusted net profit attributable to RELX PLC shareholders of £895m (2018: £818m) was up 9%. Adjusted earnings per share was up 12% at 45.9p (2018: 41.1p). At constant rates of exchange, adjusted earnings per share increased by 8%.

The reported net profit attributable to RELX PLC shareholders was £779m (2018: £678m).

RELX 2019 I Interim Results 11

Operating and financial review

Cash flows

	Six months ended 30 June
	2019 £m	2018 £m
Adjusted cash flow conversion
Adjusted operating profit	1,240	1,149
Depreciation and amortisation of internally developed intangible assets	146	130
Depreciation of right-of-use assets	40	37
Capital expenditure	(171)	(161)
Repayment of lease principal (net)*	(42)	(43)
Working capital and other items	(48)	(44)

Adjusted cash flow	1,165	1,068

Adjusted cash flow conversion	94%	93%

*	Excludes repayments and receipts in respect of disposal related vacant property and is net of sublease receipts

Adjusted cash flow was £1,165m (2018: £1,068m), up 9% compared with the prior year and up 6% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 94% (2018: 93%).

Capital expenditure was £171m (2018: £161m), including £150m (2018: £140m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and amortisation of internally developed intangible assets was £146m (2018: £130m). Capital expenditure was 4.4% of revenue (2018: 4.4%). Depreciation and amortisation was 3.8% of revenue (2018: 3.6%). These percentages exclude depreciation of right-of-use assets of £40m (2018: £37m) and principal lease repayments under IFRS 16 of £42m (2018: £43m).

	Six months ended 30 June
	2019 £m	2018 £m
Free cash flow
Adjusted cash flow	1,165	1,068
Cash interest paid	(97)	(66)
Cash tax paid	(253)	(256)
Acquisition-related costs*	(21)	(22)

Free cash flow before dividends	794	724
Dividends	(578)	(548)

Free cash flow after dividends	216	176

*	Including cash tax relief

Free cash flow before dividends was £794m (2018: £724m). Ordinary dividends paid to shareholders in the period, being the 2018 final dividend, amounted to £578m (2018: £548m). Free cash flow after dividends was £216m (2018: £176m).

Tax paid, excluding tax relief on acquisition-related costs and disposals, was £253m (2018: £256m). Interest paid was £97m (2018: £66m), with the increase mainly reflecting timing of coupon payments on newly-issued and maturing bonds.

RELX 2019 I Interim Results 12

Operating and financial review

	Six months ended 30 June
	2019 £m	2018 £m
Reconciliation of net debt
Net debt at 1 January	(6,177)	(5,042)

Free cash flow post dividends	216	176
Net disposal proceeds	2	15
Acquisition cash spend (including borrowings in acquired businesses)	(254)	(710)
Share repurchases	(400)	(500)
Purchase of shares by the Employee Benefit Trust	(37)	(43)
Other*	(1)	22
Currency translation	11	(118)

Movement in net debt	(463)	(1,158)

Net debt at 30 June	(6,640)	(6,200)

*	Cash tax relief on disposals, distributions to non-controlling interests, leases and share option exercise proceeds.

Total consideration on acquisitions completed in the six months to 30 June 2019 was £246m (2018: £694m). Cash spent on acquisitions was £253m (2018: £699m), excluding borrowings in acquired businesses of £1m (2018: £11m). Cash spent also includes deferred consideration of £21m (2018: £13m) on past acquisitions and spend on venture capital investments of nil (2018: £8m).

Total consideration for the disposal of non-strategic assets in the first half of 2019 was £45m (2018: £26m). Net cash inflow after timing differences and separation and transaction costs was £2m (2018: £15m).

Share repurchases in the first half were £400m (2018: £500m). 23.1m RELX PLC shares were acquired at an average price of 1,734p. In addition, the Employee Benefit Trust purchased shares of RELX PLC totalling £37m (2018: £43m) to meet future obligations in respect of share based remuneration. Proceeds from the exercise of share options were £18m (2018: £9m). At the 2019 AGM shareholders approved the issue of a bonus share with £4bn nominal value. The share was subsequently cancelled via a capital reduction, creating £4bn of distributable reserves in RELX PLC to replace the RELX NV reserves lost in the corporate simplification.

Debt

Net borrowings at 30 June 2019 were £6,640m, an increase of £463m since 31 December 2018, reflecting the 2018 final dividend payment and the weighting of share buybacks to the first half. Excluding currency translation effects which were minimal in the period, net borrowings increased by £474m. Expressed in US dollars, net borrowings at 30 June 2019 were $8,429m, an increase of $555m.

Gross borrowings of £6,875m (31 December 2018: £6,365m) are comprised of bank and bond borrowings of £6,514m (31 December 2018: £6,005m) and lease liabilities under IFRS 16 of £361m (31 December 2018: £360m). The fair value of related derivative net assets was £74m (31 December 2018: £25m), finance lease receivables totalled £43m (31 December 2018: £49m) and cash and cash equivalents totalled £118m (31 December 2018: £114m). In aggregate, these give the net borrowings figure of £6,640m (31 December 2018: £6,177m).

The effective interest rate on gross bank and bond borrowings was 3.1% in the first half of 2019, 0.1 percentage points lower than the prior period, reflecting the benefit of refinancing historical bonds that had higher rates of interest. As at 30 June 2019, gross bank and bond borrowings had a weighted average life remaining of 4.5 years and a total of 43% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.6x (30 June 2018: 2.5x, 31 December 2018: 2.4x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.3x (30 June 2018: 2.3x, 31 December 2018: 2.2x).

RELX 2019 I Interim Results 13

Operating and financial review

Pensions

Net pension obligations, i.e. pension obligations less pension assets, increased to £457m (30 June 2018: £209m, 31 December 2018: £433m). There was a net deficit of £205m (30 June 2018: £19m surplus, 31 December 2018: £203m deficit) in respect of funded schemes, which were on average 96% funded at the end of the period on an IFRS basis. The higher deficit is primarily due to lower UK discount rates.

Liquidity

In March 2019, $950m of dollar denominated fixed rate term debt was issued with a coupon of 4.0% and a maturity of ten years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. In addition, the Group has access to committed bank facilities aggregating $3bn with various maturities through to 2024. At 30 June 2019 these facilities were undrawn.

Alternative performance measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (‘GAAP’) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding exceptional tax credits. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual market segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Please see page 29 for reconciliations of adjusted measures.

Dividends

The interim dividend proposed by the Board is 13.6p per share, 10% higher than the dividend for the prior period.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2019 and the aggregate 2018 final and 2019 proposed interim dividends, is 2.1x. The dividend policy is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX 2019 I Interim Results 14

Operating and financial review

PRINCIPAL RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX for the remainder of the financial year and consider these remain unchanged from those set out on pages 60 to 63 of the RELX Annual Report and Financial Statements 2018. These are summarised below:

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Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon (“Brexit”)), acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

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Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

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Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws, such as the European Union’s General Data Protection Regulation (“GDPR”), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

Compromise of data privacy, through a failure of our cyber security measures, other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our Scientific, Technical & Medical (“STM”) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

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Our businesses operate in highly competitive and dynamic markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

RELX 2019 I Interim Results 15

Operating and financial review

•

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

•

Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities, could adversely affect our business performance, reputation and financial condition.

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

•

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (“OECD”)’s reports on Base Erosion and Profit Shifting, suggested a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD’s work and other initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

RELX 2019 I Interim Results 16

Operating and financial review

•

The RELX consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

•

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

As a global provider of professional information solutions to the STM, risk & business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, sanctions, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption, sanctions or competition statutes could adversely affect our business performance, reputation and financial condition.

RELX 2019 I Interim Results 17

Notes to the condensed consolidated financial information

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2018 £m		Note	2019 £m	2018 £m
7,492	Revenue	2	3,888	3,653
(2,644)	Cost of sales		(1,366)	(1,299)

4,848	Gross profit		2,522	2,354
(1,191)	Selling and distribution costs		(625)	(583)
(1,725)	Administration and other expenses		(871)	(821)
32	Share of results of joint ventures		22	19

1,964	Operating profit		1,048	969

6	Finance income		2	3
(217)	Finance costs		(105)	(103)

(211)	Net finance costs		(103)	(100)

(33)	Disposals and other non-operating items		57	3

1,720	Profit before tax		1,002	872
(297)	Current tax		(247)	(244)
5	Deferred tax		24	52

(292)	Tax expense		(223)	(192)

1,428	Net profit for the period		779	680

	Attributable to:
1,422	RELX PLC shareholders		779	678
6	Non-controlling interests		—	2

1,428	Net profit for the period		779	680

Year ended 31 December			Six months ended 30 June
2018	Earnings per share		2019	2018
71.9p	Basic earnings per share	3	39.9p	34.1p

71.4p	Diluted earnings per share	3	39.6p	33.9p

Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX 2019 I Interim Results 18

Notes to the condensed consolidated financial information

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2018 £m		Note	2019 £m	2018 £m
1,428	Net profit for the period		779	680

	Items that will not be reclassified to profit or loss:
(91)	Actuarial (losses)/gains on defined benefit pension schemes	6	(19)	129
15	Tax on items that will not be reclassified to profit or loss		1	(24)

(76)	Total items that will not be reclassified to profit or loss		(18)	105

	Items that may be reclassified subsequently to profit or loss:
207	Exchange differences on translation of foreign operations		49	79
(59)	Fair value movements on cash flow hedges		(19)	(35)
17	Transfer to net profit from cash flow hedge reserve		19	8
9	Tax on items that may be reclassified to profit or loss		—	6

174	Total items that may be reclassified to profit or loss		49	58

98	Other comprehensive income for the period		31	163

1,526	Total comprehensive income for the period		810	843

	Attributable to:
1,520	RELX PLC shareholders		810	841
6	Non-controlling interests		—	2

1,526	Total comprehensive income for the period		810	843

RELX 2019 I Interim Results 19

Notes to the condensed consolidated financial information

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2018 £m		Note	2019 £m	2018 £m
	Cash flows from operating activities
2,555	Cash generated from operations	5	1,322	1,217
(179)	Interest paid (including lease interest)		(99)	(80)
24	Interest received		2	14
(415)	Tax paid (net)		(244)	(248)

1,985	Net cash from operating activities		981	903

	Cash flows from investing activities
(935)	Acquisitions		(253)	(691)
(56)	Purchases of property, plant and equipment		(21)	(21)
(306)	Expenditure on internally developed intangible assets		(150)	(140)
(13)	Purchase of investments		—	(8)
4	Proceeds from disposals of property, plant and equipment		2	—
34	Gross proceeds from business disposals		20	28
(29)	Payments on business disposals		(18)	(13)
30	Dividends received from joint ventures		26	26

(1,271)	Net cash used in investing activities		(394)	(819)

	Cash flows from financing activities
(796)	Dividends paid to shareholders		(578)	(548)
(8)	Distributions to non-controlling interests		(2)	(4)
147	Increase in short term bank loans, overdrafts and commercial paper		345	98
958	Issuance of term debt		724	940
(211)	Repayment of term debt		(611)	—
(95)	Repayment of leases		(51)	(49)
14	Receipts in respect of subleases		7	6
(700)	Repurchase of ordinary shares		(400)	(500)
(43)	Purchase of shares by the Employee Benefit Trust		(37)	(43)
21	Proceeds on issue of ordinary shares		18	9

(713)	Net cash used in financing activities		(585)	(91)

1	Increase/(decrease) in cash and cash equivalents	5	2	(7)

	Movement in cash and cash equivalents
111	At start of period		114	111
1	Increase/(decrease) in cash and cash equivalents		2	(7)
2	Exchange translation differences		2	1

114	At end of period		118	105

RELX 2019 I Interim Results 20

Notes to the condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2018 £m		Note	2019 £m	2018 £m
	Non-current assets
6,899	Goodwill		6,999	6,496
3,534	Intangible assets		3,625	3,485
104	Investments in joint ventures		114	93
151	Other investments		182	152
198	Property, plant and equipment		188	190
263	Right-of-use assets	7	272	279
—	Other receivables		32	—
455	Deferred tax assets		451	427
6	Net pension assets	6	38	28
37	Derivative financial instruments		76	47

11,647			11,977	11,197

	Current assets
212	Inventories and pre-publication costs		214	199
2,015	Trade and other receivables		1,762	1,608
10	Derivative financial instruments		17	22
114	Cash and cash equivalents		118	105

2,351			2,111	1,934

1	Assets held for sale		—	—

13,999	Total assets		14,088	13,131

	Current liabilities
3,432	Trade and other payables		3,107	2,918
32	Derivative financial instruments		27	28
1,392	Borrowings	5,7	1,107	1,219
450	Taxation		453	559
15	Provisions		14	12

5,321			4,708	4,736

	Non-current liabilities
37	Derivative financial instruments		26	31
4,973	Borrowings	5,7	5,768	5,160
830	Deferred tax liabilities		830	758
439	Net pension obligations	6	495	237
36	Provisions		29	46

6,315			7,148	6,232

4	Liabilities associated with assets held for sale		—	—

11,640	Total liabilities		11,856	10,968

2,359	Net assets		2,232	2,163

	Capital and reserves
290	Share capital	8	290	224
1,415	Share premium	8	1,433	3,105
(734)	Shares held in treasury	8	(1,089)	(2,063)
374	Translation reserve		423	260
984	Other reserves		1,148	619

2,329	Shareholders’ equity		2,205	2,145
30	Non-controlling interests		27	18

2,359	Total equity		2,232	2,163

Approved by the Board of RELX PLC, 24 July 2019.

RELX 2019 I Interim Results 21

Notes to the condensed consolidated financial information

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2019		290	1,415	(734)	374	984	2,329	30	2,359
Total comprehensive income for the period		—	—	—	49	761	810	—	810
Dividends paid	4	—	—	—	—	(578)	(578)	(2)	(580)
Issue of ordinary shares, net of expenses		—	18	—	—	—	18	—	18
Repurchase of ordinary shares		—	—	(387)	—	—	(387)	—	(387)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	13	13	—	13
Settlement of share awards		—	—	32	—	(32)	—	—	—
Bonus issue of ordinary shares		4,000	—	—	—	(4,000)	—	—	—
Cancellation of shares		(4,000)	—	—	—	4,000	—	—	—
Exchange differences on translation of capital and reserves		—	—	—	—	—	—	(1)	(1)

Balance at 30 June 2019		290	1,433	(1,089)	423	1,148	2,205	27	2,232

Balance at 1 January 2018		224	3,104	(1,631)	170	425	2,292	21	2,313
Total comprehensive income for the period		—	—	—	79	762	841	2	843
Dividends paid		—	—	—	—	(548)	(548)	(4)	(552)
Issue of ordinary shares, net of expenses		—	9	—	—	—	9	—	9
Repurchase of ordinary shares		—	—	(468)	—	—	(468)	—	(468)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	19	19	—	19
Settlement of share awards		—	—	35	—	(35)	—	—	—
Exchange differences on translation of capital and reserves		—	(8)	1	11	(4)	—	(1)	(1)

Balance at 30 June 2018		224	3,105	(2,063)	260	619	2,145	18	2,163

Balance at 1 January 2018		224	3,104	(1,631)	170	425	2,292	21	2,313
Total comprehensive income for the year		—	—	—	207	1,313	1,520	6	1,526
Dividends paid		—	—	—	—	(796)	(796)	(8)	(804)
Issue of ordinary shares, net of expenses		134	114	—	—	(227)	21	—	21
Repurchase of ordinary shares		—	—	(743)	—	—	(743)	—	(743)
Cancellation of shares		(68)	(1,795)	1,601	—	262	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	35	35	—	35
Settlement of share awards		—	—	35	—	(35)	—	—	—
Acquisitions		—	—	—	—	—	—	11	11
Exchange differences on translation of capital and reserves		—	(8)	4	(3)	7	—	—	—

Balance at 31 December 2018		290	1,415	(734)	374	984	2,329	30	2,359

RELX 2019 I Interim Results 22

Notes to the condensed consolidated financial information

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The condensed consolidated financial information for the six months ended 30 June 2019 and the comparative amounts to 30 June 2018 are unaudited but have been reviewed. The financial information for the year ended 31 December 2018 has been abridged from the RELX Annual Report and Financial Statements 2018, which have been filed with the UK Registrar of Companies, for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 126 to 167 of the RELX Annual Report and Financial Statements 2018. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2019.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the period

No interpretations or amendments to IFRS effective for 2019 have had a significant impact on the RELX accounting policies or reporting in the current period. RELX adopted IFRS 16 Leases in 2018, a year earlier than the mandatory effective date.

RELX 2019 I Interim Results 23

Notes to the condensed consolidated financial information

2    Segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. It operates in four major market segments: Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Risk & Business Analytics provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes; Exhibitions is a leading global events business. It combines face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 29.

Revenue

Year ended 31 December		Six months ended 30 June
2018 £m		2019 £m	2018 £m
	Market segment
2,538	Scientific, Technical & Medical	1,244	1,193
2,117	Risk & Business Analytics	1,149	1,020
1,618	Legal	811	783
1,219	Exhibitions	684	657

7,492	Total	3,888	3,653

	Geographical market
4,091	North America	2,187	1,999
1,808	Europe	878	877
1,593	Rest of world	823	777

7,492	Total	3,888	3,653

Year ended 31 December		Six months ended 30 June
2018 £m		2019 £m	2018 £m
	Analysis of revenue by type
3,889	Subscriptions	1,980	1,866
3,521	Transactional	1,874	1,749
82	Advertising	34	38

7,492	Total	3,888	3,653

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
2018 £m		2019 £m	2018 £m
	Market segment
942	Scientific, Technical & Medical	445	426
776	Risk & Business Analytics	422	374
320	Legal	149	142
313	Exhibitions	231	214

2,351	Subtotal	1,247	1,156

(5)	Unallocated items	(7)	(7)

2,346	Total	1,240	1,149

RELX 2019 I Interim Results 24

Notes to the condensed consolidated financial information

3	Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares.

Earnings per share

Year ended 31 December				Six months ended 30 June
2018				2019			2018
Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,422	1,977.2	71.9p	Basic earnings per share	779	1,951.6	39.9p	678	1,987.9	34.1p
1,422	1,990.8	71.4p	Diluted earnings per share	779	1,964.7	39.6p	678	2,001.6	33.9p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2018				2019			2018
Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,674	1,977.2	84.7p	Adjusted earnings per share	895	1,951.6	45.9p	818	1,987.9	41.1p

Adjusted net profit is reconciled to net profit on page 29.

4	Dividends

Dividends declared and paid in the period

During the six months ended 30 June 2019, the 2018 final dividend of 29.7p per ordinary share was paid, totalling £578m based on the number of ordinary shares in issue at the ex-dividend date (2018: 2017 final dividend 27.7p per ordinary share in RELX PLC totalling £289m; and 2017 final dividend €0.316 per ordinary share in RELX NV totalling €295m/£259m).

On 24 July 2019 an interim dividend of 13.6p per ordinary RELX PLC share (2018: 2018 interim dividend 12.4p per ordinary share in RELX PLC and €0.140 per ordinary share in RELX NV) was declared by the directors. The expected total cost of funding this dividend is £264m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 2 September 2019, with an ex-dividend date of 1 August 2019 and a record date of 2 August 2019. The Euro equivalent of the interim dividend will be announced on 21 August 2019.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 16 August 2019. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 16 August 2019.

RELX 2019 I Interim Results 25

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2018 £m		2019 £m	2018 £m
1,964	Operating profit	1,048	969

(32)	Share of results of joint ventures	(22)	(19)

287	Amortisation of acquired intangible assets	147	142
225	Amortisation of internally developed intangible assets	117	101
62	Depreciation of property, plant and equipment	29	29
77	Depreciation of right-of-use assets	40	37
41	Share based remuneration	12	21

692	Total non-cash items	345	330

(69)	Increase in working capital	(49)	(63)

2,555	Cash generated from operations	1,322	1,217

Reconciliation of net borrowings

Year ended 31 December		Six months ended 30 June
2018 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2019 £m	2018 £m
(5,042)	At start of period	114	(6,365)	25	49	(6,177)	(5,042)
1	Increase/(decrease) in cash and cash equivalents	2	—	—	—	2	(7)
(894)	Increase in borrowings	—	(458)	—	—	(458)	(1,038)
81	Repayment of leases	—	51	—	(7)	44	43
(812)	Changes in net borrowings resulting from cash flows	2	(407)	—	(7)	(412)	(1,002)

(12)	Borrowings in acquired businesses	—	(1)	—	—	(1)	(11)
(12)	Remeasurement and derecognition of leases	—	(8)	—	—	(8)	(1)
(28)	Inception of leases	—	(43)	—	1	(42)	(14)
(25)	Fair value adjustments	—	(59)	48	—	(11)	(12)
(246)	Exchange translation differences	2	8	1	—	11	(118)

(6,177)	At end of period	118	(6,875)	74	43	(6,640)	(6,200)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

RELX 2019 I Interim Results 26

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

As at 31 December		As at 30 June
2018 £m		Borrowings (excluding leases) £m	Lease liabilities £m	2019 £m	2018 £m
1,392	Within 1 year	1,015	92	1,107	1,219

595	Within 1 to 2 years	954	91	1,045	385
521	Within 2 to 3 years	35	67	102	1,018
730	Within 3 to 4 years	1,234	44	1,278	82
696	Within 4 to 5 years	582	30	612	1,172
2,431	After 5 years	2,694	37	2,731	2,503

4,973	After 1 year	5,499	269	5,768	5,160

6,365	Total	6,514	361	6,875	6,379

Short-term bank loans, overdrafts and commercial paper were backed up at 30 June 2019 by committed bank facilities aggregating $3,000m (£2,363m). These facilities have various maturities through to 2024. At 30 June 2019 these facilities were undrawn.

The total fair value of gross borrowings (excluding leases) as at 30 June 2019 was £6,947m (30 June 2018: £6,285m).

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended 31 December		Six months ended 30 June
2018 £m		2019 £m	2018 £m
(328)	At start of period	(433)	(328)
(36)	Service cost	(12)	(18)
(9)	Net interest on net defined benefit obligation	(6)	(5)
(11)	Settlements and past service (cost)/credits	—	—
46	Contributions by employer	13	13
(91)	Actuarial (losses)/gains	(19)	129
(4)	Exchange translation differences	—	—

(433)	At end of period	(457)	(209)

The net pension deficit comprises:

As at 31 December		As at 30 June
2018 £m		2019 £m	2018 £m
4,379	Fair value of scheme assets	4,778	4,518
(4,582)	Defined benefit obligations of funded schemes	(4,983)	(4,499)

(203)	Net (deficit)/surplus of funded schemes	(205)	19
(230)	Defined benefit obligations of unfunded schemes	(252)	(228)

(433)	Net deficit	(457)	(209)

RELX 2019 I Interim Results 27

Notes to the condensed consolidated financial information

6	Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

As at 31 December		As at 30 June
2018 £m		2019 £m	2018 £m
6	Net pension asset	38	28
(439)	Net pension obligations	(495)	(237)

(433)	Overall net pension obligation	(457)	(209)

7	Leases

The leases held by RELX can be split into two categories, property and non-property. RELX leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located. Non-property includes all other leases, such as cars and printers. Movements in the right-of-use assets during the period were as follows:

Year ended 31 December		Six months ended 30 June
2018 £m		Property £m	Non-property £m	2019 £m	2018 £m
287	At start of period	246	17	263	287
31	Additions	42	1	43	15
12	Acquisitions	—	—	—	11
13	Remeasurement	8	—	8	2
(10)	Disposals	(2)	(1)	(3)	(1)
(77)	Depreciation	(36)	(4)	(40)	(37)
7	Exchange translation differences	1	—	1	2

263	At end of period	259	13	272	279

As at 30 June 2019 the lease liability balances and split between current and non-current were as follows:

As at 31 December		As at 30 June
2018 £m		2019 £m	2018 £m
	Current
(83)	Property	(86)	(85)
(9)	Non-property	(6)	(6)

	Non-current
(260)	Property	(262)	(273)
(8)	Non-property	(7)	(6)

(360)	Total	(361)	(370)

Interest expense on the lease liabilities recognised within finance costs was £8m in the period to 30 June 2019 (2018: £8m).

RELX subleases vacant space available within its leased properties. IFRS 16 specifies conditions whereby a sublease is classed as a finance lease for the sub-lessor. The finance lease receivable balance held is as follows:

As at 31 December		As at 30 June
2018 £m		2019 £m	2018 £m
49	Net finance lease receivable	43	52

RELX 2019 I Interim Results 28

Notes to the condensed consolidated financial information

8	Share capital

Year ended 31 December		Six months ended 30 June
2018		2019			2018
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
	RELX PLC Number of ordinary shares
1,060.1	At start of period	2,011.0	(49.1)	1,961.9	1,060.1
1.6	Issue of ordinary shares	2.1	—	2.1	0.5
927.3	Issue of ordinary shares in exchange for RELX NV shares	—	—	—	—
(26.9)	Repurchase of ordinary shares	—	(23.1)	(23.1)	(17.1)
(0.2)	Net release/(purchase) of shares by the Employee Benefit Trust	—	0.3	0.3	(0.1)

1,961.9	RELX PLC at end of period	2,013.1	(71.9)	1,941.2	1,043.4

—	RELX NV at end of period	—	—	—	929.3

1,961.9	Total shares at end of period	2,013.1	(71.9)	1,941.2	1,972.7

On completion of the corporate simplification in September 2018, RELX NV shares were cancelled and replaced with RELX PLC shares.

At the 2019 AGM shareholders approved the issue of a bonus share with £4bn nominal value. The share was subsequently cancelled via a capital reduction, creating £4bn of distributable reserves in RELX PLC to replace the RELX NV reserves lost in the corporate simplification.

9	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2019.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2018			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2019	30 June 2018	30 June 2019	30 June 2018
1.13	1.11	Euro to sterling	1.15	1.14	1.12	1.13
1.34	1.27	US dollars to sterling	1.29	1.38	1.27	1.32

RELX 2019 I Interim Results 29

Reconciliation of additional performance measures

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

Year ended 31 December		Six months ended 30 June
2018 £m		2019 £m	2018 £m
1,964	Operating profit	1,048	969
	Adjustments:
288	Amortisation of acquired intangible assets	147	142
84	Acquisition-related costs	38	32
11	Reclassification of tax in joint ventures	7	6
(1)	Reclassification of finance income in joint ventures	—	—

2,346	Adjusted operating profit	1,240	1,149

1,720	Profit before tax	1,002	872
	Adjustments:
288	Amortisation of acquired intangible assets	147	142
84	Acquisition-related costs	38	32
11	Reclassification of tax in joint ventures	7	6
9	Net interest on net defined benefit pension obligation	6	5
33	Disposals and other non-operating items	(57)	(3)

2,145	Adjusted profit before tax	1,143	1,054

(292)	Tax charge	(223)	(192)
	Adjustments:
34	Deferred tax movements on goodwill and acquired intangible assets	4	11
(2)	Tax on net financing charge on net defined benefit pension obligation	(1)	(2)
(13)	Tax on acquisition-related costs	(7)	(4)
(11)	Reclassification of tax in joint ventures	(7)	(6)
(14)	Tax on disposals and other non-operating items	13	(3)
(55)	Other deferred tax credits from intangible assets*	(27)	(38)
(112)	Exceptional tax credit**	—	—

(465)	Adjusted tax charge	(248)	(234)

1,422	Net profit attributable to RELX PLC shareholders	779	678
	Adjustments (post-tax):
322	Amortisation of acquired intangible assets	151	153
71	Acquisition-related costs	31	28
7	Net interest on net defined benefit pension obligation	5	3
19	Disposals and other non-operating items	(44)	(6)
(55)	Other deferred tax credits from intangible assets*	(27)	(38)
(112)	Exceptional tax credit**	—	—

1,674	Adjusted net profit attributable to RELX PLC shareholders	895	818

2,555	Cash generated from operations	1,322	1,217
	Adjustments:
30	Dividends received from joint ventures	26	26
(56)	Purchases of property, plant and equipment	(21)	(21)
4	Proceeds on disposals of property, plant and equipment	2	—
(306)	Expenditure on internally developed intangible assets	(150)	(140)
(81)	Repayment of lease principal (net)	(42)	(43)
97	Payments in relation to acquisition-related costs/other	28	29

2,243	Adjusted cash flow	1,165	1,068

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.
**	In 2018 relates to the substantial resolution of certain prior year tax matters and deferred tax effect of tax rate reductions in the Netherlands and US.

RELX 2019 I Interim Results 30

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2018 €m		2019 €m	2018 €m
8,466	Revenue	4,471	4,164
2,219	Operating profit	1,205	1,105
1,944	Profit before tax	1,152	994
1,607	Net profit attributable to RELX PLC shareholders	896	773

2,651	Adjusted operating profit	1,426	1,310
2,424	Adjusted profit before tax	1,314	1,202
1,892	Adjusted net profit attributable to RELX PLC shareholders	1,029	933

€	Basic earnings per share	€	€
€0.813	RELX PLC	€0.459	€0.389

€0.957	Adjusted earnings per share	€0.527	€0.469

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2018 €m		2019 €m	2018 €m
2,243	Net cash from operating activities	1,128	1,029
(1,436)	Net cash used in investing activities	(453)	(934)
(806)	Net cash used in financing activities	(673)	(103)

1	Increase/(decrease) in cash and cash equivalents	2	(8)

2,535	Adjusted cash flow	1,340	1,218

Condensed consolidated statement of financial position

As at 31 December		As at 30 June
2018 €m		2019 €m	2018 €m
12,928	Non-current assets	13,415	12,653
2,609	Current assets	2,364	2,185
1	Assets held for sale	—	—

15,538	Total assets	15,779	14,838

5,906	Current liabilities	5,273	5,352
7,010	Non-current liabilities	8,006	7,042
4	Liabilities associated with assets held for sale	—	—

12,920	Total liabilities	13,279	12,394

2,618	Net assets	2,500	2,444

RELX 2019 I Interim Results 31

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2018 US$m		2019 US$m	2018 US$m
10,039	Revenue	5,016	5,041
2,632	Operating profit	1,352	1,337
2,305	Profit before tax	1,293	1,203
1,905	Net profit attributable to RELX PLC shareholders	1,005	936

3,144	Adjusted operating profit	1,600	1,586
2,874	Adjusted profit before tax	1,474	1,455
2,243	Adjusted net profit attributable to RELX PLC shareholders	1,155	1,129

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$0.963	RELX PLC (Each ADS comprises one ordinary share)	$0.515	$0.471

$1.134	Adjusted earnings per American Depositary Share (ADS)	$0.592	$0.568

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2018 US$m		2019 US$m	2018 US$m
2,660	Net cash from operating activities	1,265	1,246
(1,703)	Net cash used in investing activities	(508)	(1,130)
(956)	Net cash used in financing activities	(754)	(126)

1	Increase/(decrease) in cash and cash equivalents	3	(10)

3,006	Adjusted cash flow	1,503	1,474

Condensed consolidated statement of financial position

As at 31 December		As at 30 June
2018 US$m		2019 US$m	2018 US$m
14,792	Non-current assets	15,211	14,780
2,986	Current assets	2,681	2,553
1	Assets held for sale	—	—

17,779	Total assets	17,892	17,333

6,758	Current liabilities	5,979	6,252
8,020	Non-current liabilities	9,078	8,226
5	Liabilities associated with assets held for sale	—	—

14,783	Total liabilities	15,057	14,478

2,996	Net assets	2,835	2,855

RELX 2019 I Interim Results 32

Independent review report to RELX PLC

Introduction

We have been engaged by RELX PLC (”the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2019 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP

London

24 July 2019

RELX 2019 I Interim Results 33

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed in the RELX Annual Report and Financial Statements 2018, other than Carol Mills and Ben van der Veer who both retired as directors following the Annual General Meeting of RELX PLC held on 25 April 2019 and, in addition, Andrew Sukawaty who was appointed as a director of RELX PLC on 25 April 2019.

By order of the Board of RELX PLC 24 July 2019

A J Habgood Chairman	N L Luff Chief Financial Officer

RELX 2019 I Interim Results 34

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £38bn/€42bn/$47bn.

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom

RELX 2019 I Interim Results 35

Investor information

Financial calendar

25 July 2019	Interim results announcement for the six months to 30 June 2019

1 August 2019	Ex-dividend date – 2019 interim dividend

2 August 2019	Record date – 2019 interim dividend

16 August 2019	Dividend Currency and DRIP election deadline

21 August 2019	Euro interim dividend equivalent announcement

2 September 2019	Payment date – 2019 interim dividend

24 October 2019	Trading Update issued in relation to the nine months to 30 September 2019

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar

Listings

RELX PLC

London Stock Exchange
Ordinary shares (REL) – ISIN No. GB00B2B0DG97

Euronext Amsterdam
Ordinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108
Each ADR represents one ordinary share

RELX 2019 I Interim Results 36

Investor information

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7166 5500 Fax: +44 (0)20 7166 5799

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel: 0371 384 2960 Tel: +44 121 415 7047 (callers outside the UK)

RELX PLC ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit: www.relx.com This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.